Exhibit 99.1

GLG LIFE TECH CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

For the Three and Six Months Ended June 30, 2011

Dated: August 15, 2011

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated August 15, 2011, which is the date of filing of this document. It provides a review of the financial results for the three and six months ended June 30, 2011 compared to the same periods in the prior year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“we,” “us,” “our,” “GLG” or the “Company”) together with GLG’s subsidiaries in the People’s Republic of China (“China”) and other jurisdictions. As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol “GLGL”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of U.S. generally accepted accounting principles (“US GAAP”). These principles differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The differences as they affect the interim financial statements are described in note 2 and note 3 of our consolidated interim financial statements as at and for the three and six months ended June 30, 2011 as well as in note 26 of the annual consolidated financial statements as at and for the year ended December 31, 2010. This MD&A should be read in conjunction with the interim consolidated financial statements and notes thereto for the six and three months ended June 30, 2011 as well as the annual consolidated financial statements and notes thereto and the MD&A of GLG for the year ended December 31, 2010. Additional information relating to GLG Life Tech Corporation including GLG’s Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure in section “NON-GAAP Financial Measures”.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

“does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading “Risks Related to the Company’s Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this MD&A might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

We are a leading producer of high quality stevia extract. Stevia extracts, such as Rebaudioside A (or Reb A), are used as all natural, zero-calorie sweeteners in food and beverages. Our revenue is derived primarily through the sale of high-grade stevia extract to the food and beverage industry. We conduct our stevia development, refining, processing and manufacturing operations through our five wholly-owned subsidiaries in China. Our operations in China include four processing factories, stevia growing areas across eight provinces, and four research and development centers engaged in the development of high-yielding stevia seeds and seedlings. Our processing facilities have a combined annual throughput of 41,000 metric tons of stevia leaf and 1,500 metric tons of RA 97 or 2,000 metric tons of BlendSureTM.

The Company also has an 80% interest in Dr.Zhang’s All Natural and Zero Calorie Beverage and Foods Company (“AN0C”) formed in 2010. AN0C is focused on the sales and distribution of consumer food and beverage products in China. These consumer products are sweetened with the Company’s stevia products and have low or zero calories.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Our revenues were $15.2 million for the three months ended June 30, 2011 compared to $10.5 million for the three months ended June 30, 2010. Our revenues were $22.6 million for the six months ended June 30, 2011 compared to $18.7 million for the six months ended June 30, 2010.

We had a net loss attributable to the Company of $12.5 million for the three months ended June 30, 2011 compared to a net loss of $0.3 million for the three months ended June 30, 2010. We had a net loss attributable to the Company of $18.3 million for the six months ended June 30, 2011 compared to a net loss of $1.7 million for the comparable period in 2010.

Factors Affecting the Company’s Results of Operations

The Company’s operating results are primarily affected by the following factors:

1.	Consumer Demand. The Company believes that consumer demand for food and beverage products and tabletop sweeteners produced with stevia extracts will continue to expand. The Company believes high-purity stevia extracts are positioned to become a leading high-intensity sweetener because it has zero calories, is 100% natural, is 200-300 times sweeter than sugar and does not have the perception of potential health risks that may be associated with artificial sweeteners. Additionally, the Company believes that consumer acceptance of stevia will increase in connection with regulatory approval in the US, EU, China and elsewhere. Specifically, the company believes that the consumer uptake and demand in China for all-natural zero-calorie products has gained traction, and will continue to increase as media reports on the health risks of sugar consumption intensifies. Demand for AN0C’s consumer products may also be very sensitive to external factors such as seasonality and weather. The Company’s results of operations will be affected by consumer acceptance of, and demand for, stevia-sweetened products and the Company’s ability to increase its production capacity in order to meet any increased demand.

2.	Price of Stevia Extract. The Company believes that it will be able to maintain a low cost of production of high-grade stevia extract through process innovation and vertical integration (from seedling development to high-grade stevia extract production). By maintaining a low cost of production, the Company believes it will be able to reduce the price it charges for high-grade stevia extract, thereby strengthening the competitive position of high-grade stevia extract relative to other high-intensity sweeteners and sugar.

3.	Raw Material Supply and Prices; Cost of Sales. The price that the Company must pay for stevia leaf and the quality of such stevia leaf affects the Company’s results of operations. The cost and quality of stevia leaf available is driven primarily by the rebaudioside A content contained in stevia leaf and the quality of the stevia harvested during a particular growing period. The key factors driving the Company’s cost of sales include the cost of stevia leaf, stevia leaf quality, salaries and wages of the Company’s manufacturing labour, manufacturing overhead such as supplies, power and water used in the production of the Company’s high-grade stevia extract, and depreciation of the Company’s high-grade stevia extract processing plants. Major factors in the AN0C business include cost trends for PET chips and sugar. As a large proportion of cost of sales for consumer products is packaging, the cost level for PET chips may impact the company’s results of operations.

4.	Competition in the Consumer Product Market in China – The level of competition that the company must face in the consumer food and beverage market in China may affect the Company’s results of

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

operations. Promotional and advertising expenditures may be necessary to build and maintain AN0C’s brand awareness and nationwide distribution network. The beverage industry in China is dominated by a few large players that participate in vigorous competition tactics to grow their respective market share. The company believes that AN0C has a unique product with many unmatched benefits to differentiate itself from competing products and draw consumer interest and demand.

5.

Distribution – The Company believes that national distribution for its AN0C products is a fundamental requirement that needed to be achieved as quickly as possible in order to become the leading brand in China for all naturally sweetened zero-calorie products. Strong relationships between AN0C and its tier I distributors are of key importance to establishing a national distribution network in China. The company believes that it will continue to sign up new and upgrade existing distribution partners as it increases its store penetration throughout China.

Unfavourable changes in any of these general conditions could negatively affect the Company’s ability to grow, source, produce, process and sell stevia and otherwise materially and adversely affect the Company’s results of operations.

Critical Accounting Estimates and Assumptions

The Company’s significant accounting policies are subject to estimates and key judgements about future events, many of which are beyond management’s control. A summary of the Company’s significant accounting policies is included in the Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2010.

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to our financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are periodically re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Changes in Significant Accounting Policies

Prior to January 1, 2011, we prepared our consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. Our consolidated interim financial statements for the three months ended June 30, 2011, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in our consolidated interim financial statements has been recast to reflect our results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted a decrease in deficit of $2,738,562, an increase in common share capital of $57,067, an increase in additional paid-in capital of $1,429,330, and an increase in

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

PP&E of $4,224,959 at January 1, 2011. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2010 in note 26.

Inventory policy

We measure our inventory at the lower of cost or net realizable value (“NRV”) with respect to raw materials, finished goods and work-in-progress. NRV for finished goods and work-in-progress is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. The accounting estimate related to valuation of inventories is considered a critical accounting estimate because it is susceptible to changes from period-to-period due to purchasing practices, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support, exchange rates, sales prices new competitive entrants and foreign regulations governing food safety. If actual results differ from our estimates, a reduction to the carrying value of inventory may be required, which will result in inventory write-offs and a decrease to gross margins.

Stock-based compensation

Our accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant was determined based on the closing price of common stock on the grant date. Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

Income taxes

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events. If these estimates and assumptions are changed in the future, the value of the future income tax assets could be reduced or increased, resulting in an income tax expense or recovery. We re-evaluate our future income tax assets on a regular basis.

Recognition and impairment of goodwill

Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss. We performed our last goodwill impairment test on December 31, 2010.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Property, plant and equipment and long-lived assets

Intangible assets include customer relationships, patents and technology. Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite.

We evaluate the recoverability of long-lived assets and asset groups whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such a situation occurs, the estimated undiscounted future cash flows anticipated to be generated during the remaining life of the asset or asset group are compared to its net carrying value. When the net carrying amount of the asset or asset group is less than the undiscounted future cash flows, an impairment loss is recognized to the extent by which the carrying amount of long lived assets or asset group exceeds its fair value.

Management’s estimates of product prices, foreign exchange, production levels and operating costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset groups. It is possible that material changes could occur that may adversely affect management’s estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

In June 2011, the FASB provided amendments to ASU Topic 820 requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of them amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Corporate Developments for the Six Months Ended June 30, 2011

NEW AGREEMENTS AND COLLABORATIONS

On March 18, 2011 the Company announced the collaboration with International Flavors and Fragrances (“IFF”) to develop the extraction capability for high grade Rebaudioside C extract for use by IFF as a flavor modulator and for the exclusive supply to IFF of such extract.

IFF is a global leader in the creation of flavors and fragrances used in a wide variety of consumer products and packaged goods. GLG and IFF have joined forces to leverage each company’s strengths in order to pursue exploration and commercialization of Rebaudioside C, one of the eleven primary glycosides in the stevia leaf. Research demonstrating the glycoside’s ability as a sweetness modulator in food systems provides a significant market opportunity for the companies.

Found in the by-product of Rebaudioside A production, Rebaudioside C is produced through advanced glycoside isolation and specialized extraction processing. While in itself not a sweetener, Rebaudioside C has been trialed with nutritive sweeteners and shown to enable a 20 to 25 percent reduction in calories.

GLG has four patent applications for the separation methodologies of Rebaudioside C which have been accepted by the State Intellectual Property Bureau of the People’s Republic of China. On June 23, 2011 the Company announced that our refining method for the extraction of high-purity Stevioside (STV), submitted in 2008, has been granted full patent protection by the State Intellectual Property Bureau of the People’s Republic of China. The unique extraction method is an innovative technology that is scalable, allowing the company to produce high volumes of greater than 80% high-purity STV. The company has also filed a PCT application to attain international patent protection for its BlendSure product and the process used to produce this natural sweetener composition.

On July 18, the Company announced that the United States Food and Drug Administration (“FDA”) has issued a Generally Recognized as Safe (GRAS) Letter of No Objection for GLG’s high purity stevia extracts: PureSTV™ (Filing No. GRN000348) and BlendSure™ (Filing No. GRN000349). These high purity extracts both contain greater than 95% steviol glycosides.

The Company has seen continued progress with its Distributors in key markets such as the US, Mexico, Central and South America. There are over 200 active customer projects with GLG’s distributors that are expected to deliver expected 2011 stevia revenues for the Company starting in the second quarter.

GLG and its AN0C joint venture business entered into a milestone agreement with the Fengyang County Government (with the support of the Chuzhou City Government of Anhui province in China) that strengthens its consumer products business. Under the agreement, GLG and AN0C agreed to register their headquarters in Xiaogang Village in Fengyang County while maintaining the marketing and sales operation center in Shanghai. The Fengyang government agreed to give the AN0C business nationwide preferred tax treatment through its headquarters. The Fengyang government and the Chuzhou City Government also agreed to proactively assist AN0C in obtaining a RMB one billion credit facility with interest rates discounted from market rates from China financial institutions.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

The Company created a new subsidiary in July, AN0C Stevia Solutions Company, to focus on providing naturally sweetened zero and reduced calorie food and beverage formulations to customers outside China. The solutions and formulations will be all natural - natural sweeteners, natural flavours and natural colours, for use in zero or low calorie beverage and food products. On August 2nd, the Company announced the launch of AN0C Stevia Solutions’ first product line – the Dream Sweetener series. Using GLG’s BlendSure and other natural ingredients, the Dream Sweetener product line (which initially consists of X10, X30, X60, and X100) was formulated to maintain the best taste while replacing sugar or artificial sweeteners in different beverage and food applications. Core advantages of Dream Sweetener products include: 1) tastes like cane sugar and has no aftertaste, 2) provides a consistent sweetness for much easier formulation for a food and beverage company, 3) easy to handle, unlike typical stevia extracts which come in a light powder form, 4) can reduce the time to market for food and beverage companies since the major formulation challenges (aftertaste & consistency of taste) with high purity stevia extracts have been overcome, and 5) is more cost efficient at large volumes. The new company will incorporated in Hong Kong and will be a 100% owned subsidiary of AN0C Hong Kong.

AN0CTM PROGRESS

Overall, the AN0C business has performed very well in the little over 6 months since we announced the JV and launched our first products at the end of March. Management believes that AN0C has achieved a number of firsts in China including the set-up of its national distribution within 6 months, its rollout of all naturally sweetened zero calorie products and the achievement of sales of approximately 27 million bottles within a short period of time (3 months).

Dr. Luke Zhang, Chairman and CEO of both GLG Life Tech Corporation and AN0C comments on the progress to date of AN0C, “Management’s key objective for AN0C has been to develop the number one brand in China for naturally sweetened zero calorie beverages and foods. AN0C’s business development has taken an extraordinary effort by the Management Team. Over the past few months they have set-up the Company in all critical areas:

1.	Formulation and taste – AN0C’s product must be as good if not better than leading sugar or artificial sweetened products to attract and retain consumers.
2.	Significant National distribution including national (KA) accounts and retail stores from an excellent penetration we built through our first product launch.
3.	12 Regional sales offices and a large group of experienced sales professionals
4.	Strong marketing team – This team offers highly professional advertising and promotion support of AN0C products.
5.	High quality control – We cannot afford to have any issues with our products.
6.	OEM partnerships – For production of our quality products we ensured that we had the right partners in place with the highest manufacturing and quality standards.
7.	Strong support teams – We have put in place the right Human Resources, Legal, Finance, Internal Audit and Control teams.
8.	Strong logistics and procurement teams.
9.	Strong government relations – These have been established to manage the approximately 10 key government departments in each city and permitting across 300 cities in China to ensure AN0C is operating in full nationwide compliance.
10.	Health experts committee – We have enlisted support consisting of leading authorities in their health field to provide us with key advisory roles for AN0C, its products and business development.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

11.

Develop the right corporate culture – Build one that is both action oriented for rapid business development but that understands the social responsibility aspects of our AN0C business around helping local farmers and by providing Chinese consumers healthier beverages and foods to help combat obesity and diabetes.

Distributor’s progress – Early on, the AN0C management decided to secure the leading brand in China for all naturally sweetened zero calorie products. National distribution for these products was a fundamental requirement that needed to be achieved as quickly as possible. We are pleased to report today that Phase One of AN0C’s national distribution strategy has been achieved. The key elements of this strategy are to focus on our Tier I distributors who service both the National (KA) Channel and other stores (regional or local stores), and growing our own regional sales and marketing office support structure.

As of July 20th, AN0C had increased the total number of store locations (including both KA and general retailers) serviced by its distributors to approximately 75,000 locations. Total Tier I distributors remained are at approximately 400, as AN0C Management reviews and replaces lower performing Tier I distributors with higher performing distributors. Our network of distributors will be fully leveraged to sell our new products as well as RTD Teas and Vitamin enriched waters. The response by our distributors to our zero-calorie naturally sweetened RTD products and future product launches has been very positive and they have expressed a strong interest in carrying all future AN0C products.

Regional sales and marketing offices – Another key success factor for AN0C has been the sales and marketing support provides our distributors and retailers. In addition to the Shanghai headquarters and twelve regional AN0C offices (Tier I) established in March, AN0C has established an additional 51 Tier II sales and marketing offices within those same sales regions and at the same time created 125 Tier III sales and marketing support stations (major urban areas). To date AN0C has hired 1,250 full time sales and marketing staff to work with distributors and retailers to promote AN0C’s products. This was a key infrastructure development to help promote sales, and will be leveraged for all the additional AN0C products that are planned to be launched in 2011 and beyond.

Advertising and Promotion Progress –AN0C launched its first national advertising campaign in China on CCTV, China’s national TV station. The opportunity to advertise on CCTV was determined by AN0C marketing executives to be the best choice to build both the company and product brand and to stimulate consumer demand for the AN0C products. We have continued to use television advertising as a successful tactic to increase our sales. The focus on the AN0C brand from an overall brand concept perspective, rather than on a product basis, means that we are able to leverage brand recognition across all our new products that we plan to launch in 2011. Consumers are becoming aware that AN0C stands for a line of “naturally sweetened, zero calorie” beverage products that are better for you. Moving forward, we will leverage the current AN0C marketing investments for the new products to be introduced under the same AN0C umbrella, and continue to build equity for the brand.

AN0C recently announced that it will be the exclusive sponsor to the China National Olympic swimming team with its RTD Tea products. The China National swim team recently competed at the FINA World Championships, winning 14 medals including five gold medals and setting a new world record in the 1500m freestyle final. We see this as an excellent opportunity to promote the AN0C brand as a healthy alternative for the Chinese consumer.

AN0C promotional activities have also commenced with universities and higher learning schools to help educate young people in healthier alternatives to control calories. Marketing messages include taglines like “want sweet not fat”. Marketing and promotional messages also highlight AN0C’s stevia based sweetener as

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

being “all-natural” and not artificial, a preference that many Chinese consumers would prefer if given the healthier choice.

Product category expansion in 2011 – Previous formulation development by our partner CAHFC has allowed AN0C to accelerate into a number of product categories that we are now planning to launch in 2011. Originally, we had planned 12 SKU’s for two beverage categories, but we have now increased the number of launches in 2011 to a total of 32 SKU’s across six traditional beverage categories and in two functional beverage categories (anti-aging, detoxification). The following table provides a summary of the key beverage categories that AN0C plans to launch in 2011, along with the planned SKU’s and the approximate market size of each:

	RTD	Vitamin	Carbonated	Juice Milk	Herbal	Children’s	Functional	Total
	Teas	Enriched	Soft Drinks		Drink	Drinks	(Health)
		Waters					Beverage
							& Foods
Market	$5.3	$0.6	$6.5	$3.1	$2.8	$2.9	N/A	>$21
Size	Billion	Billion	Billion	Billion	Billion	Billion		Billion
(USD)
Original	6	6						12
Planned
SKU’s
Revised	3	6	6	3	1	9	4	32
Planned
SKU’s
Launch	March	July	August	September	September	September	October
Date	2011	2011	2011	2011 *	2011 *	2011 *	2011 *

* expected launch date

AN0C has increased the market potential for its products in 2011 and in the future by planning to roll out naturally sweetened zero calorie products across six major categories in the mainstream and functional health beverage markets. The size of these combined markets is estimated to be in excess of $21 billion compared to approximately $6 billion with AN0C’s original product rollout strategy.

Government Focus on Childhood Obesity – On July 20th, 2011, the Beijing News reported that the Beijing Municipal Health Bureau announced a five-year primary and secondary school prevention plan targeting childhood obesity. Under the plan, it is expected that within 5 years, 80% of primary and secondary schools will have established an intervention system that targets obese children and initiate an early prevention program of "adult" obesity diseases. Government statistics show that currently there is on average one in five students of Beijing primary and secondary school that is over-weight.

The government’s focus on childhood obesity and the monitoring of school food and beverages makes AN0C’s planned launch of its naturally sweetened zero calorie drinks for children an excellent solution for these school food programs and can help to ensure that the primary and secondary school system is compliant with the planned regulations.

Government Support – As previously disclosed, the AN0C business has been developed with the full support of the local Xiaogang government, the Anhui Provincial government and the Central government. This in part is because Xiaogang’s rural development is a key agricultural development project supported at all levels of

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Government in China. This agricultural project creates value for local farmers, creates higher paying regional factory jobs by and other work opportunities especially with the AN0C products having a national market in China. We have worked closely with the Chuzhou City Government and the Fengyang County Government to develop the AN0C business, which has become a role model for how a rural agriculturally based economy can build a value added industry around an agriculture crop like stevia. The recognition we receive comes from the government’s acknowledgement of our creation of jobs in the Xiaogang region and from the health benefit of helping bring healthier food and beverages to the Chinese consumer. Not only does AN0C’s business meet the government’s objective of improving the living standards of local farmers who grow stevia but it also addresses the important health issues facing the Nation – obesity and diabetes. Given the strategic importance of AN0C’s business to the Government’s Xiaogang project, our business has received and continues to receive support throughout our development over the past 6 months.

AN0C has received assistance in the recruitment of national distributors such as Walmart, Carrefour, Metro and Tesco as well as assistance is securing the number one OEM bottler in China – The Hon Chuan Group. AN0C has also received assistance in securing the best national advertising slots, assistance for the approval of its products and through media coverage. GLG was profiled in a nationally televised CCTV documentary series about the Xiaogang story in the past few months. This media coverage has been invaluable in helping broadcast the GLG name across China and positioned the company as a leading international business that has come to the aid of Xiaogang and played a valuable role in helping develop their rural economy and taking it to the next level in wealth and job creation.

On June 28th we announced a key agreement had been signed between GLG and its AN0C joint venture with the Fengyang County Government and the Chuzhou City Government of Anhui province that will help strengthen its consumer products business in China. Under this agreement, GLG and its AN0C subsidiary agreed to register its headquarters in the Xiaogang Village in Fengyang County, the birthplace of the China agriculture reform, and to set up its marketing and sales operation center in Shanghai. In return, the Fengyang government agreed to give the AN0C business nationwide preferred tax treatment through its headquarters and the Fengyang government and the Chuzhou City Government also agreed to proactively assist GLG’s AN0C joint venture to obtain an RMB one billion credit line with interest rates discounted against market rates from China financial institutions.

The combination of the tax incentives and line of credit support from the governments of Chuzhou and Fengyang are clear indicators that AN0C is a preferred supporter of important policies in China. The line of credit is expected to provide all foreseen financing requirements for the AN0C planned expansion in China within the next two years of our operation.

Media Support – The Government’s concern over the growing problems of obesity and diabetes in China has resulted in media coverage over the past several months regarding the dangers of consuming too much sugar. These articles are all supporting the government’s consumer education to help its citizens realize the importance of controlling their sugar intake. We have also received additional major media coverage regarding our corporate social responsibility (CSR) and the development of our local agriculture and training programs for young local farmers to our AN0C workforce that helps prevent them from leaving their families to locate work in distant major cities.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Results from Operations

The following results from operations have been derived from and should be read in conjunction with the Company’s interim consolidated financial statements for the three and six month periods ended June 30, 2011. Certain prior year’s figures have been recast to conform with U.S. GAAP accounting standards.

In thousands Canadian $, except per share amounts	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
Revenue	$15,213	$10,468	45%	$22,627	$18,677	21%
Cost of Sales	$12,193	$6,849	78%	$18,383	$11,861	55%
% of Revenue	80%	65%	15%	81%	64%	18%
Gross Profit	$3,020	$3,619	(17%)	$4,244	$6,816	(38%)
% of Revenue	20%	35%	(15%)	19%	36%	(18%)
Expenses	$14,741	$3,700	298%	$20,452	$6,622	209%
% of Revenue	97%	35%	62%	90%	35%	55%
Income (loss) from Operations	($11,721)	($81)	14370%	($16,208)	$194	(8455%)
% of Revenue	(77%)	(1%)	(76%)	(72%)	1%	(73%)
Other Income (Expenses)	($1,642)	($559)	194%	($3,337)	($1,841)	81%
% of Revenue	(11%)	(5%)	(5%)	(15%)	(10%)	(5%)
Net Income (loss) before Income Taxes and Non-Controlling Interests	($13,363)	($640)	1988%	($19,545)	($1,647)	1087%
% of Revenue	(88%)	(6%)	(82%)	(86%)	(9%)	(78%)
Net Income (loss) after Income Taxes and Non-Controlling Interests	($12,514)	($278)	4401%	($18,266)	($1,674)	991%
Earnings (loss) per share (Basic & Diluted)	($0.38)	($0.01)	3700%	($0.59)	($0.06)	883%
Total Comprehensive Income (loss)	($11,925)	$4,986	(339%)	($20,115)	$703	(2961%)
% of Revenue	(78%)	48%	(126%)	(89%)	4%	(93%)
Consolidated Depreciation & Amortization	$2,338	$2,138	9%	$4,428	$4,642	(5%)
% of Revenue	15%	20%	(5%)	20%	25%	(5%)
Stock based Compensation	$779	$756	3%	$1,622	$1,473	10%
% of Revenue	5%	7%	(2%)	7%	8%	(1%)
EBITDA (1)	($6,662)	$2,861	(333%)	($7,967)	$6,368	(225%)
% of Revenue	(44%)	27%	(17%)	28%	34%	(6%)

“EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock-based compensation expense, and (4) Non-controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under US GAAP, please see ‘Non-GAAP Financial Information”.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

In thousands Canadian $	3 Months ended		6 months ended
	June 30, 2011		June 30, 2011

	Stevia	AN0C	Stevia	AN0C
	Business	Consumer	Business	Consumer
		Products		Products
		Business		Business
Revenue	$10,377	$4,836	$16,239	$6,388
Cost of Sales	$7,922	$4,271	$12,871	$5,513
Gross Profit	$2,455	$565	$3,368	$875
Gross Profit %	24%	12%	21%	14%
G&A (cash)	$2,869	$10,242	$5,480	$11,736

EBITDA	$1,113	($7,775)	$745	($8,712)
EBITDA as a % of revenue	11%	(161%)	5%	(136%)

Revenue

Revenue for the three months ended June 30, 2011 which was derived from stevia sales and the sale of consumer beverage products was $15.2 million, an increase of 45% compared to $10.5 million in revenue for the same period last year.

Revenue for the six months ended June 30, 2011 was $22.6 million compared to $18.7 million for the same period in 2010. The total revenue was composed of $16.2 million for stevia sales and $6.4 million for consumer products sales.

For the three months ended June 30, 2011, the total sales of $15.2 million are composed of stevia sales of $10.4 million and consumer product sales of $4.8 million. Approximately 22% of sales for the three month period are derived from sales denominated in US dollars and 78% are derived from sales denominated in RMB. As at June 30, 2011, 100% of the Company’s sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes.

Stevia Business

Stevia sales of $10.4 million, for the three months ended June 30, 2011 are net of intersegment sales to AN0C of $0.6 million (YTD 2011 $1.2 million). Stevia sales for the second quarter 2011 were down by 0.9% compared to the prior period. This 0.9% decrease in sales comparing the second quarter in 2011 to the second quarter in 2010 was driven by overall positive growth in volumes that were offset by several factors in the second quarter of 2011 including negative impacts of foreign currencies and lower prices for RA 80 product compared with the prior period.

High purity Stevia revenues for the second quarter 2011 were $10.4 million with $7.1 million coming from sales made in China to our Chinese partner and $3.3 million from sales outside of China. China stevia sales were for

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

material required by our partner for the China Sugar Reserve project and included both high purity STV and high purity RA stevia extracts. Overall there was an approximately 37% increase in RA 80 equivalent volume compared with the second quarter 2010.

The factors that offset the positive product volume growth in the second quarter of 2011 compared to the prior year include the 10% appreciation of the Canadian dollar against the US Dollar which impacted US dollar based sales and a 25% lower selling price of RA 80 products in June 2011 compared with June 2010.

These factors combined to a 0.9% reduction in revenues in the second quarter 2011 compared to the prior period.

AN0C Consumer Products Business

The Company’s consumer products business, AN0C had sales of $4.8 million in the second quarter of 2011. This represents a 213% increase over the sales in the first quarter. The average revenue per bottle was lower by 9.9% for the second quarter compared to the first quarter as it reflects the significant promotional campaign that was undertaken to support the ready to drink product launch. The objectives of the promotional campaigns were to encourage consumers to try the AN0C beverages through lower retail pricing and to reward our distributors through volume purchases. AN0C’s pricing policy is to maintain a 10% to 15% premium over the leading national RTD tea brands. With the success of the RTD tea launches and the onset of the busy summer peak season, AN0C expects retail pricing to realign with its pricing policy.

After approximately three months of sales through our 400 Tier I distributors, data shows 75% of our distributors have initiated repeat orders (second or more) and 25% of our distributors are still on their first order. Of the 75% of distributors who are repeat ordering, 60% have placed their second order, 20% are on their third order, 13% are on their fourth order and 7% are on their fifth order. AN0C Management sees this as clear support of the success of the AN0C ready-to-drink (RTD) tea in China and that the zero calorie naturally sweetened product concept is one that we plan to capitalize on over the next few months across a number of major beverage categories.

Product volume sales to June 30th – In the approximately three months of sales activity (end of March through June 30th) AN0C sold approximately 27 million bottles of its RTD teas. Our largest volume sold was in the month of June with 12.6 million bottles. June proved to be landmark month demonstrating AN0C’s growing success being the first month since our March launch with all of the following sales enablers in place:

a)	OEM manufacture capacity in place to handle volume
b)	Distribution outlets increased from 20,000 to 65,000 by this time.
c)	Sales support was in place (51 Branch Sales Offices & over 1,250 sales and marketing professional in place supporting sales with our Distributors)
d)	Increased advertising levels

With all the necessary components in place, AN0C sold 12.6 million bottles of its RTD teas, worth approximately $40 million in product sales on an annualized basis. This sales milestone has given AN0C management the data and confidence that their all natural sweetened zero calorie products are being well

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

received in the Chinese marketplace. Based on 2010 average monthly sales data (Euromonitor, 2010) for China’s top competitors within the RTD tea category, AN0C’s June sales would place it within the top 12 national competitors in this category. This is a significant achievement within a three month period of product launch and demonstrates our confidence in rolling out additional zero calorie products in the marketplace.

Although to Management’s knowledge, AN0C’s performance is the fastest growth achieved by a new entrant in China’s RTD beverage market, we were unable to achieve our original expectation of bottles sold by June 30th. A series of factors contributed to a delay in the number bottles sold, none of which change Management’s expectations for the AN0C business for 2011 and beyond. The three major factors that impacted our sales through June 30th were as follows:

1.	Insufficient product supply from our OEM bottler – This issue was present earlier in the second quarter and has since been resolved.
2.

Competition in RTD Tea marketplace – Competition reacted to the success of AN0C’s products causing some issues with our distributors as well as more aggressive advertising. AN0C has a differentiated product and consumers are buying it, so without a comparable offering the competition has yet to react with a nationally available zero calorie all naturally sweetened product.

3.	Weather – The summer has been more moderate in China compared to last year, and industry wide sales of RTD teas and other beverages that usually sell well during the hot weather were impacted.

AN0C is in the process of re-introducing its RTD teas in a new custom branded bottle. This will better differentiate AN0C’s product from other competitors products and is expected to lead to higher levels of sales than we have achieved to date. At the same time, due to the overwhelming preference of zero calorie RTD AN0C products over its low calorie products, AN0C management has made the decision to keep only the zero calorie SKU’s.

Cost of Sales

Cost of sales for the three months ended June 30, 2011 was $12.2 million compared to $6.8 million in cost of sales for the same period last year. Cost of sales as a percentage of revenues was 80% compared to 65% in the prior period, an increase of 15%. The prior period does not have any consumer product business reflected as that business only commenced in 2011.

Cost of sales for the six months ended June 30, 2011 was $18.4 million compared to $11.9 million for the same period in 2010. This was composed of $12.9 million for the stevia business and $5.5 million for the consumer products business.

Stevia Business

For the three months ended June 30, 2011 the cost of sales related to the stevia business was $7.9 million compared to $6.8 million in cost of sales for the same period last year ($ 1.1 million increase or 16%). The 16% increase is driven by the higher volume of extract sold, which was up 37% year over year and offset by production cost reductions for RA 80 and higher purity extracts sold in the period. Improvements to

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

production costs at GLG Runhao facility accounted for the majority of the cost reduction improvements in the quarter. Runhao reduced finished goods costs in the range of 10% to 13% on all of its finished products from the fourth quarter of 2010 through the second quarter of 2011.

Cost of sales for stevia as a percentage of revenues was 76% compared to 65% in the prior period, an increase of 11%. The largest impact on the cost of sales as a percentage of revenue was the lower RA 80 price reflected in the second quarter 2011 compared to the price in place during the comparable period. RA 80 accounted for approximately 30% of the second quarter sales and the impact of the reduced RA 80 price was $1.1 million and accounts for 67% of the higher cost of sales and percentage of revenue. The other major impact was lower gross margin contribution from the company’s seeds sales in 2011 compared to the prior period.

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

1.

The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period and the price per kilogram for which the extract is sold. These are the most important factors that will impact the gross profit of GLG’s stevia business;

2.	salaries and wages of manufacturing labour;

3.

The sale of by-products (also known as co-products) or further processing of by-products into high value added finished goods. Sales of by-products have historically increased the overall gross profit of the stevia business. With the addition of increased finished goods production facilities at Runhao, GLG expects continued processing of these by-products into additional finished products such as high purity RA and STV extracts as well as other finished products;

4.	Other factors which also impact stevia cost of sales to a lesser degree include:

  Water and power consumption;

  Manufacturing overhead used in the production of stevia extract, including supplies, power and water;

  Net VAT paid on export sales;

  Exchange rate changes;

  Depreciation and capacity utilization of the stevia extract processing plants; and

  Depreciation of intangible assets related to intellectual property.

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs October 1 through September 30 each year.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

AN0C Consumer Products Business

For the three months ended June 30, 2011, cost of sales related to the consumer products business was $4.3 million and includes costs associated with bottling the beverage products, supplies and ingredients used to manufacture the beverages, and shipping the products to the different distribution channels. Product costs represented 87% of the cost of sales for the quarter and were down 2% from the first quarter as our volumes increased. 80% of the product costs are related to bottling and packaging costs and 20% are related to the ingredient costs. AN0C Management has a program of continuous improvement on its product costs and its formulation refinements have enabled it to also achieve a 5% reduction on its ingredients costs for its RTD tea products. OEM charges represented 14.5% of the product costs for the quarter. Starting with our June production run, AN0C has negotiated a 5% reduction in OEM costs. June OEM costs saw a 1.8% reduction in June compared with May. Shipping costs for the quarter represented 13% of cost of sales, which are up marginally from the first quarter. Since shipping costs are a function of both distance (increase in costs) and volume (decrease costs) we saw a slight increase as we shipped our product over greater distances in the second quarter which outweighed cost reductions from shipping a higher volume of product. AN0C Management expects that they will be able to further reduce these costs as it shifts OEM production to locations that are closer to its distributors. GLG joint venture partner, China Agriculture and Healthy Foods Company Limited (“CAHFC”) also has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. On a sweetness equivalency, CAHFC has lowered its sweeteners cost by 40% to 50% by using GLG’s BlendSure™ stevia extract in the production of AN0C’s food and beverage products, as compared to sugar. Higher sugar costs have been often cited by the China beverage industry previously as a cost input that was impacting their margins.

The key factors that impact consumer product cost of sales and gross profit percentages in each period include:

  The price paid for OEM manufacturing and bottling

  Material costs (bottles, caps, labels)

  Ingredient costs

  Shipping costs

Gross Profit

Gross profit for the three months ended June 30, 2011 was $3.0 million, a decrease of 17% over $3.6 million in gross profit for the comparable period in 2010. The gross profit margin for the three months period ended June 30, 2011 for the Company as a whole was 20% compared to 35% for the three months ended June 30, 2010. On a disaggregated basis stevia products had a gross margin of 24% and the consumer products had a gross margin of 12%.

Gross profit for the six months ended June 30, 2011 was $4.2 million compared to $6.8 million for the comparable period in 2011. The gross profit margin decreased to 19% for the six months ended June 30, 2011 from 36% for the comparable period in 2010. On a disaggregated basis, stevia products had a gross margin of 21% and the consumer products had a gross margin of 14%.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Stevia Business

The decrease in gross profit for the stevia business for the second quarter of 2011 compared to the second quarter of 2010 can be attributed to the factors detailed in the cost of sales and revenues section (lower price for RA 80 in Q2 2011 compared with Q2 2010, and foreign exchange impact). Gross profit for the second quarter 2011 was 24% which was a 1000 basis points improvement over the first quarter 2011 of 14% and it also is a 500 basis points improvement to the stevia gross profit in the fourth quarter of 2010 which was 19% and reflects the cost improvements being made at our Runhao finished goods facility in Qingdao.

AN0C Consumer Products Business

For the AN0C consumer products business the gross profit margin was $0.6 million or 12% of revenues for the second quarter of 2011 compared with 20% for the first quarter. The gross profit margin before shipping costs for AN0C’s beverage sales in the second quarter was 23% which was lower than the first quarter by approximately 7 percentage points and reflects the lower revenue per bottle achieved for the quarter due to the major promotional activity that was undertaken to support the product launch activities. AN0C Management believe that with the expanded promotional activities undertaken in the second quarter, they have been successful in increasing the brand awareness necessary for a new company and new brand. Management expects to reduce the need for the same level of promotions in subsequent periods now that the product launch period has been completed. AN0C Management is targeting a 10% to 15% premium over comparable national brands, which would return gross margin to the 20% range after shipping before any costs reductions that are also planned.

Selling, General, and Administration Expenses

Selling, General and administration (“SG&A”) expenses include sales, marketing, general, and administration costs (“G&A”), stock -based compensation, and depreciation and amortization expenses on G&A fixed assets. A breakdown of SG&A expenses into these components is presented below:

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
G&A Stevia	$2,869	$2,638	9%	$5,480	$4,564	20%
Stock Based Comp	$779	$756	3%	$1,622	$1,473	10%
G&A Amortization	$851	$306	178%	$1,614	$585	176%
G&A AN0C	$10,242	$0		$11,736	$0
Total G&A Expenses	$14,741	$3,700	298%	$20,452	$6,622	209%
% of Revenue	97%	35%	62%	90%	35%	55%

G&A for the stevia business for the three months ended June 30, 2011 was $2.9 million compared to $2.6 million in the same period in 2010. The increase of $0.3 million was due to one of the plants having lower utilization, therefore some of the salaries and fixed costs that would have flowed through cost of sales and inventory, was charged to G&A.

G&A for the consumer beverage business was $10.2 million for the three month period ended June 30, 2011

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

compared to nil for the prior period. 75% of these costs were related to advertising and marketing expenditures to promote the AN0C brand and business during the launch phase. The balance of the AN0C G&A costs were related to salary (19%) and other operating costs (6%).

Stock-based compensation was $0.8 million for the three months ended June 30, 2011 compared with $0.8 million in the same quarter of 2010. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new granted and restricted shares.

G&A related depreciation and amortization expenses for the three months ended June 30, 2011 were $0.9 million which is an increase of $0.6 million over the $0.3 million at June 30, 2010. This is due to the increase in amortization of G&A related assets in China at GLG’s Runhao subsidiary which didn’t come into operation until late in the second quarter of 2010, as well as amortization charged to SG&A rather than inventory and cost of sales due to lower plant utilization in the second quarter of 2011.

G&A for the stevia business for the six months ended June 30, 2011 was $5.5 million compared to $4.6 million in the same period in 2010. The increase of $0.9 million was due to extended maintenance periods during Chinese New Year at all four facilities in comparison to the prior period which only had three facilities for shorter maintenance periods.

G&A for the consumer beverage business was $11.7 million for the six month period ended June 30, 2011 compared to nil for the prior period. 76% of these costs were related to advertising and marketing expenditures to promote the AN0C brand and business during the launch phase. The balance of the AN0C G&A costs were related to salary (18%) and other operating costs (6%).

Stock-based compensation was $1.6 million for the six months ended June 30, 2011 compared with $1.5 million in the same period in 2010. The slight increase is due the grant of restricted shares and stock options in the second quarter of 2011. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the period, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new granted and restricted shares.

G&A related depreciation and amortization expenses for the six months ended June 30, 2011 were $1.6 million which is an increase of $1.0 million over the $0.6 million at June 30, 2010. This is due to a) the increase in amortization of G&A related assets in China at GLG’s Runhao subsidiary which came into operation during the second quarter of 2010 and b) during the maintenance period in the first quarter of 2011 some of the amortization charges were allocated to SG&A rather than to inventory and cost of sales.

Other Expenses

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
Other Income (Expenses)	($1,642)	($559)	194%	($3,337)	($1,841)	81%
% of Revenue	(11%)	(5%)	(5%)	(15%)	(10%)	(5%)

Other expenses for the three months ended June 30, 2011 was $1.6 million, a $1.0 million increase as compared to $0.6 million for the same period in 2010. Other expenses are mainly driven by interest expense

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

that is incurred on the Company’s short term loans held in China and foreign exchange rate fluctuations. Interest expense increased by $0.5 million in the three months ended June 30, 2011 compared to June 30, 2010 due to the increase in the short term loan balance in China, combined with an increase in the average interest rate paid on the loans. Foreign exchange loss for the three months ended June 30, 2011 increased by $0.5 million to $0.2 million loss in Q2 2011 from $0.3 million gain for the same period in 2010.

Other expenses for the six months ended June 30, 2011 was $3.3 million, a $1.5 million increase as compared to $1.8 million for the same period in 2010. Other expenses are mainly driven by interest expense that is incurred on the Company’s short term loans held in China as well as foreign exchange gain/loss. Interest expense increased by $1.1 million in the six months ended June 30, 2011 compared to June 30, 2011 due to the increase in the short term loan balance in China, combined with an increase in the average interest rate paid on the loans. Foreign exchange loss increased by $0.5 million to $0.4 million compared to a foreign exchange gain of $0.1 million in 2010. This was partially offset by an increase of $0.1 million in interest income.

Foreign Exchange Gains (Losses)

GLG reports in Canadian dollars but earns revenues in US dollars and Chinese Yuan (“RMB”) and incurs most of its expenses in RMB. Impacts of the appreciation or depreciation of the RMB against the Canadian dollar are shown separately in Accumulated Other Comprehensive income (“AOCI”) on the Balance Sheet. As at June 30, 2011, the exchange rate for RMB per Canadian dollar was 6.7024 compared to the exchange rate of 6.6269 as at December 31, 2010 reflecting a depreciation of the RMB against the Canadian dollar. The balance of the AOCI was $3.8 million on June 30, 2011 compared to balance of $5.7 million as at December 31, 2010.

The foreign exchange gain or loss is made up of realized and unrealized gains or losses due to the depreciation or appreciation of the foreign currency against the Canadian dollar. Foreign exchange loss of $0.2 million, for the second quarter of 2011, increased by $0.5 million compared to a $0.3 million exchange gain for the comparable period in 2010. The table below shows the change in the Canadian dollar relative to the US dollar from December 31, 2008 to June 30, 2011.

The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and RMB as shown below.

Exchange rates	2007	2008	2009	2010	2010	2010	2010	2011	2011
Noon rate (as compared to the Canadian $)	31-Dec	31-Dec	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun
U.S. Dollars	1.0120	0.8166	0.9515	0.9844	0.9429	0.9711	1.0054	1.0290	1.0370
Chinese Yuan	7.3910	5.5710	6.5232	6.7204	6.3939	6.4977	6.6269	6.734	6.7024

Exchange rates	2007	2008	2009	2010	2010	2010	2010	2011	2011
Noon rate (as compared to the US $)	31-Dec	31-Dec	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun
Chinese Yuan	7.3141	6.8223	6.8270	6.8270	6.7813	6.6914	6.5911	6.5441	6.4633

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Income Tax Expense

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30
	2011	2010		2011	2010
Income tax recovery (expense)	($1,093)	$357	(406%)	($912)	($44)
Income tax expense as a percent of revenue	(7.2%)	3%	(11%)	(4%)	(.2%)

During the three months ended June 30, 2011 the Company recorded income tax expense of $1.1 million, a change of $1.5 million compared to the income tax recovery of $0.4 million in the comparable period in 2010.

During the six months ended June 30, 2011 the Company recorded an income tax expense of $0.9 million compared to income tax expense of $0.04 million in 2010.

The income tax expense for the three and six months ended June 30, 2011 was driven by changes in valuation allowances.

Net Income (Loss) Attributable to the Company

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
Net Loss	($12,514)	($278)	4401%	($18,266)	($1,674)	991%
percent of revenue	(82%)	(3%)	(79%)	(81%)	(9%)	(72%)

For the three months ended June 30, 2011, the Company had a net loss attributable to the Company of $12.5 million, an increase of $12.2 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $0.6 million, (2) an increase in G&A expenses of $11.0 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in interest expense and other income/expenses of $1.1 million, and (4) an increase of $1.5 in income tax expense. These items were offset by the increase in loss attributable to non-controlling interests of $2.0 million.

For the six months ended June 30, 2011, the Company had a net loss attributable to the Company of $18.3 million, an increase of $16.6 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.6 million, (2) an increase in G&A expenses of $13.8 million mainly associated with marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in interest expense and other income/expenses of $1.5 million and (4) an increase in income tax expense of $0.9 million. These items were slightly offset by the increase in loss attributable to non-controlling interests of $2.2 million.

Comprehensive Income

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
Net Loss	($12,514)	($278)	4401%	($18,266)	($1,674)	991%
Other comprehensive income	$589	$5,264	(89%)	($1,849)	$2,377	(178%)
Total comprehensive income (Loss)	($11,925)	$4,986	(339%)	($20,115)	$703	(2963%)

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

The Company recorded total comprehensive loss of $11.9 million for the three months ended June 30, 2011, comprising $12.5 million of net loss attributable to the Company and $0.6 million of other comprehensive income. The Company recorded a total comprehensive income of $5.0 million for the three months ended June 30, 2010, comprised of $0.3 million in net loss and $5.3 million in other comprehensive income.

The Company recorded total comprehensive loss of $20.1 million for the six months ended June 30, 2011, comprising $18.3 million of net loss attributable to the Company and $1.8 million of other comprehensive loss. The Company recorded a total comprehensive income of $0.7 million for the six months ended June 30, 2010, comprised of $1.7 million in net loss and $2.4 million in other comprehensive income.

The Company’s other comprehensive income (loss) is solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in our Chinese and Hong Kong subsidiaries. The other comprehensive income (loss) is held in accumulated other comprehensive income until it is realized (i.e. the subsidiaries are sold), at which time it is included in net income (loss).

NON-GAAP Financial Measures

Earnings before Interest Taxes and Depreciation (“EBITDA”) and EBITDA Margin

Consolidated EBITDA

EBITDA for the quarter ended June 30, 2011 was negative $6.7 million, compared to $2.9 million for the same period in 2010. EBITDA for the six months ended June 30, 2011 was negative $8.0 million compared to $6.4 million for the six months ended June 30, 2010. The main drivers for the decrease in EBITDA are a) increased SG&A expenses attributable to the start-up of at the Company’s AN0C subsidiary and b) lower gross profit (compared to the same period in 2010) for stevia sales due to lower prices on RA80 products in place in the second quarter of 2011 compared to the prior period.

In thousands Canadian $	3 Months Ended Jun 30		6 Months Ended Jun
	2011	2010	2011	2010
Income (Loss) Before Income Taxes and Non-Controlling Interests	($13,363)	($640)	($19,545)	($1,647)
Add:
Net Interest Expense	$1,450	$935	$2,944	$1,965
Depreciation and Amortization	$2,338	$2,138	$4,428	$4,642
Foreign Exchange Loss (Gain)	$191	($334)	$392	($82)
Non-Controlling Interests	$1,943	$7	$2,192	$17
Non-Cash Share Compensation	$779	$756	$1,622	$1,473
EBITDA	($6,662)	$2,861	($7,967)	$6,368
EBITDA as a % of revenue	(44%)	27%	(35%)	34%

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

EBITDA by Segment

Stevia business EBITDA for the three months ended June 30, 2011 was $1.1 million or 11% as percentage of revenues compared to $2.9 million and 27% as percentage of revenues. This decrease is driven by lower RA 80 prices during the second quarter of 2011 compared to the second quarter of 2010, and higher G&A costs in the second quarter of 2011 compared to the comparable period in the prior year. EBITDA as percentage of revenues has increased from (6%) to 11% comparing the second quarter of 2011 to the first quarter of 2011. This increase is due to the achievement of a higher level of stevia sales in the second quarter of 2011 compared to the first quarter of 2011 and improvements in production costs at the Runhao facility for the Company’s finished goods. EBITDA for the stevia business for the six months ended June 30, 2011 was lower at $0.8 million as the second quarter’s efficiency improvements were partially offset by the costs related to the first quarter’s plant maintenance shut-down periods. EBITDA for the AN0C consumer products was negative $7.8 million for the three months ended June 30, 2011 and negative $8.7 million for the 6 months ended June 30, 2011. EBITDA performance is a reflection of the initial start-up phase of AN0C’s advertising and promotion program to build its brand in the China market as well as encourage the initial purchase of its products by consumers.

In thousands Canadian $	3 Months ended		6 months ended
	June 30, 2011		June 30, 2011
	Stevia	AN0C	Stevia	AN0C
	Business	Consumer	Business	Consumer
		Products		Products
		Business		Business
Income (Loss) Before Income Taxes and Non-Controlling Interests	($3,631)	($9,733)	($8,586)	($10,960)
Add:
Net Interest Expense	$1,450	$0	$2,941	$3
Depreciation and Amortization	$2,336	$2	$4,426	$2
Foreign Exchange Loss (Gain)	$179	$12	$337	$55
Non-Controlling Interests	($0)	$1,943	$4	$2,188
Non-Cash Share Compensation	$779	$0	$1,622	$0
	$1,113	($7,775)	$745	($8,712)
EBITDA as a % of revenue	11%	(161%)	3%	(47%)

Summary of Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian $, except per share amounts	2011	2011	2010	2010	2010	2010	2009	2009
	Q2[1]	Q1[1]	Q4[2]	Q3[2]	Q2[1]	Q1[1]	Q4[2]	Q3[2,3]

Revenue	$15,213	$7,414	$19,300	$20,951	$10,468	$8,209	$13,264	$14,814
Gross Profit $	$3,020	$1,223	$3,654	$6,994	$3,619	$3,197	$4,705	$4,095
Gross Profit %	20%	17%	19%	33%	35%	39%	35%	28%
Net income (Loss)	($12,514)	($5,752)	($3,185)	$1,826	($278)	($1,396)	$488	$1,399
Basic Income (Loss) Per Share	($0.38)	($0.20)	($0.12)	$0.07	($0.01)	($0.05)	$0.02	$0.07
Diluted Income (Loss) Per Share	($0.38)	($0.20)	($0.12)	$0.07	($0.01)	($0.05)	$0.02	$0.06

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

1.	Presented in conformity with US GAAP
2.	Presented in conformity with Canadian GAAP
3.	Restated for the periods Q1 2009 through Q3 2009 to reflect the 4:1 share consolidation that took place on November 5, 2009.

Note: The Company operates in two reportable operating segments, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China and the sale of consumer products in China.

Quarterly Net Income (Loss)

For the three months ended June 30, 2011, the Company had a net loss attributable to the Company of $12.5 million, an increase of $12.2 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $0.6 million, (2) an increase in G&A expenses of $11.0 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in interest expense and other income/expenses of $1.1 million, and (4) an increase of $1.5 in income tax expense. These items were offset by the increase in loss attributable to non-controlling interests of $2.0 million.

The Company had a net loss attributable to the Company of $5.8 million for the three months ended March 31, 2011, an increase of $4.4 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.0 million, (2) an increase in G&A expenses of $2.8 million mainly associated with the start-up of its AN0C joint venture, and (3) an increase in interest expense and other income/expenses of $0.4 million. These items were offset by the increase in income tax recovery of $0.6 million and the increase in loss attributable to non-controlling interests of $0.2 million.

There was a net increase in loss of $3.7 million for the three months ended December 31, 2010 compared to the same period in 2009. This net loss was driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million.

The net income increased by $0.4 million to $1.8 million for the three months period ended September 30, 2010 in comparison to the net income of $1.4 million for the same period of 2009. This $0.4 million increase in income was driven by: (1) an increase in gross profit of $2.9 million, (2) decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The net loss was $0.3 million for the second quarter of 2010, which was an increase of $0.7 million in comparison to the net income of $0.4 million for the same period of 2009. This $0.7 million increase in loss was driven by: (1) a decrease in foreign exchange gain by $1.7 million, (2) an increase in general and administrative expenses by $1.2 million, and (3) an increase in interest expense by $0.2 million, which was partly offset by (4) an increase in gross profit in the second quarter 2010 ($2.0 million) and (5) an increase in income tax recovery ($0.4 million) compared to the second quarter of 2009.

The net loss was $1.4 million for the first quarter of 2010 which was a decrease of $0.1 million as compared with a loss of $1.5 million for the same period in 2009. The decrease in loss was driven by: (1) an increase in gross profit in the first quarter 2010 ($2.2 million) compared to the first quarter of 2009, which was partly offset by (2) higher provision for income taxes in the first quarter 2010 (an increase of $1.1 million), (3) an

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

increase in general and administrative expenses ($0.6 million) and (4) an increase in other expenses ($0.4 million).

The net income was $0.5 million for the fourth quarter of 2009 compared with a loss of $7.1 million for the comparable period in 2008. This $7.6 million improvement was driven mainly by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($2.3 million improvement) and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($0.2 million) a net interest expenses increase ($0.4 million) and a net reduction in income tax recoveries ($1.0 million).

Net income for the third quarter 2009 was $1.4 million, versus a loss of $1.0 million in the third quarter of 2008. This $2.4 million improvement was driven by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($3.3 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($1.9 million) which were offset by an increase in G&A expenses ($1.2 million), a net interest expenses increase ($0.7 million) and a net increase in income taxes ($0.8 million).

Quarterly Basic and Diluted Earnings (Loss) per Share

The basic loss and diluted loss per share was $0.38 for the second quarter of 2011 compared with a basic and diluted loss per share of $0.01 for the same period in 2010. For the three months ended June 30, 2011, the Company had a net loss attributable to the Company of $12.5 million, an increase of $12.2 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $0.6 million, (2) an increase in G&A expenses of $11.0 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in interest expense and other income/expenses of $1.1 million, and (4) an increase of $1.5 in income tax expense. These items were offset by the increase in loss attributable to non-controlling interests of $2.0 million.

The basic loss and diluted loss per share was $0.20 for the first quarter of 2011 compared with a basic and diluted net loss of $0.05 for the same period in 2010. The Company had a net loss attributable to the Company of $5.8 million, an increase of $4.4 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.0 million, (2) an increase in G&A expenses of $2.8 million mainly associated with the start-up of its AN0C joint venture, and (3) an increase in interest expense and other income/expenses of $0.4 million. These items were offset by the increase in income tax recovery of $0.6 million and the increase in loss attributable to non-controlling interests of $0.2 million.

The basic loss and diluted loss per share was $0.12 for the fourth quarter of 2010 compared with a basic net income per share of $0.02 and a diluted net income per share of $0.02 for the same period in 2009. The decrease in earnings per share were driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million.

The basic income and diluted income per share was $0.07 for the third quarter of 2010 compared with a basic net income per share of $0.07 and a diluted net income per share of $0.06 for the same period in 2009. The increase in earnings per share was driven by: (1) an increase in gross profit of $2.9 million, (2) a decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

The basic loss and diluted loss per share was $(0.01) for the second quarter of 2010 compared with a basic and diluted net income per share of $0.02 for the same period in 2009. The increase in loss per share for the second quarter 2010 was driven by: (1) an increase in general and administrative expenses and (2) a decrease in foreign exchange gain, which was partially offset by (3) an increase in gross profit in the second quarter 2010 and an increase in income tax recovery compared to the second quarter of 2009.

The basic loss and diluted loss per share was $(0.05) for the first quarter of 2010 compared with a loss per share of $(0.08) for the comparable period in 2009. The decrease in loss per share for the first quarter 2010 compared to the first quarter of 2009 was driven by: (1) an increase in gross profit in the first quarter 2010 compared to the first quarter of 2009, which was offset by (2) higher provision for income taxes in the first quarter 2010, (3) an increase in general and administrative expenses and (4) an increase in other expenses.

The basic earnings per share were $0.02 for the fourth quarter 2009 compared with $0.07 for the basic earnings per share for the third quarter of 2009. The decline in earnings per share for the fourth quarter compared to the third quarter of 2009 can be attributed to: (1) increased number of shares in the fourth quarter due to the NASDAQ public offering of 3.2 million common shares completed in November 2009 ($0.01 per share impact on Q4 EPS result), and (2) a decrease in the fourth quarter net income compared to the third quarter of $0.9 million ($0.04 per share decline in Q4 EPS).

The decrease of $0.9 million in the fourth quarter net income compared to the third quarter can be accounted for as follow: (1) a decrease in foreign exchange gains ($2.5 million reduction) relative to the third quarter; and (2) an increase in SG&A expense of $0.6 million in the fourth quarter relative to the third quarter, which was partially offset by (3) higher gross profit in the fourth quarter ($0.8 million improvement) relative to the third quarter; (4) a higher income tax recovery recognized in the fourth quarter ($1.2 million improvement) relative to the third quarter; and (5) a decrease in interest expense of $0.2 million.

The basic earnings per share were $0.07 and diluted earnings per share were $0.06 for the third quarter 2009 compared with $0.02 for the basic and diluted earnings per share for the second quarter of 2009. The improvement in earnings per share for the third quarter compared to the second quarter of 2009 can be attributed to high gross profit which was driven by higher revenues and higher other income generated in the fourth quarter relative to the second quarter.

Capital Expenditures

In thousands Canadian $	3 Months Ended June 30		% Change	6 Months ended June 30		% Change
	2011	2010		2011	2010
Capital Expenditures	$2,259	$4,551	(50%)	$2,597	$10,457	(75%)

GLG’s capital expenditures of $2.3 million for the second quarter of 2011 reflected a decrease of 50% in comparison to $4.6 million in the second quarter of 2011. Expenditures for the first six months were $2.6 million compared to $10.5 million in 2010, a decrease of 75%. In 2011, the main asset additions were for stevia distillation equipment, the waste water treatment plant, production storage, and security equipment.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Liquidity and Capital Resources

In thousands Canadian $	30-Jun-11	31-Dec-10
Cash and Cash Equivalents	$32,986	$23,817
Working Capital	$44,485	$6,999
Total Assets	$300,492	$281,407
Total Liabilities	$108,902	$129,399
Loan Payable (<1 year)	$81,088	$100,131
Loan Payable (>1 year)	$0	$0
Total Equity	$187,222	$152,004

Cash Flows: Three months ended June 30, 2011 and 2010

Cash used by operating activities before changes in non-cash working capital was $9.9 million in the three month period ended June 30, 2011 compared to $1.6 million generated in the same period of 2010. This decrease in cash generated by operating activities can be attributed to the lower gross profit and higher SG&A expenses associated with the start-up of its AN0C joint venture for the quarter ended June 30, 2011 compared to the same period for 2010.

Non-cash working capital items used $0.1 million of cash in the three month period ended June 30, 2011 relative to $3.0 million non-cash working capital provided in the 2010 comparable period. The $3.1 million dollar increase in cash used from non-cash working capital in the three months ended June 30, 2011 compared to the comparative 2010 period, was due to changes in, (1) the increases in inventory of $16.3 million and (2) the increases in interest payable of $0.3 million. These were partially offset by, (3) the decreases in accounts receivable of $6.1 million, (4) the increase in accounts payable of $3.9 million, (5) the decrease in prepaid expenses of $1.9 million, and (6) the increases in deferred revenue and net taxes recoverable of $1.6 million.

Cash used by investing activities was $4.0 million during the second quarter of 2011, compared to cash used by investing activities of $4.5 million in the same period in 2010. In the second quarter of 2011, the asset additions were for stevia distillation equipment, the waste reduction plant at Runhai, storage for liquid production at Runyang, security equipment, and for the cafeteria at Runhao.

Cash used by financing activities was $11.1 million in the second quarter of 2011 compared to cash generated of $5.0 million in the same period in 2010. The increase of cash used by $16.0 million was primarily driven by (a) the net increase of cash used for repayment of short term debt of $12.7 million, (b) the repayment of loans to related parties by $4.5 million and the (c) net decrease of cash provided by the issuance of common shares of $1.3 million. After reviewing the outstanding debt, the company decided to repay a portion of the short term loan in order to reduce interest costs and restructure debt to longer term tenure. These were partially offset by (d) the net increase of cash provided through the non-controlling interest contribution and advance from customers of $2.5 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Cash Flows: Six months ended June 30, 2011 and 2010

Cash used by operating activities before changes in non-cash working capital was $12.9 million in the six month period ended June 30, 2011 compared to $4.0 million generated in the same period of 2010. This decrease in cash generated by operating activities can be attributed to the lower gross profit and higher SG&A expenses associated with the start-up of its AN0C joint venture for the six months ended June 30, 2011 compared to the same period for 2010.

Non-cash working capital items used $7.2 million of cash in the six month period ended June 30, 2011 relative to $5.2 million non-cash working capital used in the 2010 comparable period. The $2.0 million dollar increase in cash used from non-cash working capital in the six months ended June 30, 2011 compared to the comparative 2010 period, was due to changes (1) the increases in inventory of $13.0 million, (2) the decreases in interest payable of $0.8 million and (3) the increases in prepaid expenses of $7.0 million. These were partially offset by, (4) the decreases in accounts receivable of $14.8 million, (5) the increases in deferred revenue and net taxes recoverable of $2.6 million, and (6) the increase in accounts payable of $1.4 million.

Cash used by investing activities was $4.8 million during the first six months of 2011, compared to cash used by investing activities of $10.4 million in the same period in 2010. In 2011, the asset additions were for stevia distillation equipment, the waste reduction plant at Runhai, storage for liquid production at Runyang, security equipment, and for the cafeteria at Runhao.

Cash generated by financing activities was $35.2 million in the six months ended June 30, 2011 compared to $13.9 million in the same period in 2010. The increase of $21.3 million was primarily driven by a) the net increase of $52.9 million of cash provided by the issuance of common shares in the six months ended June 30, 2011, which was raised as part of the Company’s short form prospectus equity raise and b) an equity contribution by a non-controlling interest of $5.0 million. These items were partially offset by c) the net decrease in the issuance of short term loans of $30.8 million and d) the net increase in repayments to related parties of $5.8 million. During the second quarter and subsequent to the quarter, the Company decided to consolidate and restructure its outstanding short term debt and has repaid a portion of the short term loans outstanding in order to reduce its interest costs. The Company plans to utilize a portion of the RMB 1 billion credit facility which was a commitment included in the key agreement signed with the Fengyang County Government and the Chuzhou City Government in June 2011 as required. The credit line will have interest rates discounted to market rates, as well as longer term maturities which is expected to reduce the company’s interest expense on comparable short term loans that it had recently paid down. GLG is currently completing the application process, and expects that the first half of the funds will be available for drawdown before the end of September 2011.

Financial Resources

Cash and cash equivalents increased by $9.2 million during the six months ended June 30, 2011. Working capital increased to $44.5 million from the year-end 2010 position of $7.0 million. The working capital increase can be attributed to a net increase of cash due to the issuance of common shares from the Company’s short form prospectus and collection of accounts receivable, as well as an increase in inventory and prepaid expenses. See balance sheet discussion below for movement in specific accounts. The decrease of short term loans was $17.9 million due to the repayment without renewal of $120,000,000 RMB of loans in the first

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

six months of 2011. Additionally, the Company renewed $31.3 million CAD ($210,000,000 RMB) of loans in the six months ended June 30, 2011.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period. The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year. The Company’s principal working capital needs include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

Balance Sheet

In comparison to December 31, 2010, total assets increased by $19.1 million as at June 30, 2011, which was split by an increase in current assets of $23.2 million and a decrease of capital assets of $4.1 million. The increase in the current assets was mainly driven by the following:

1.

Increase of $23.5 million in inventory. This was due to the purchase of approximately $20 million worth of raw material inventory to meet sales with its local China Partner for the China Sugar Reserve Opportunity and other customer requirements. This lead to (a) the net decrease of $8.3 million ($10.3 million in Stevia raw materials and $2.0 million for AN0C) in raw materials inventories as raw material on hand as well as the material that was purchased in the quarter was processed into work in progress and finished goods. This was offset by (b) the increase in work in progress inventories of $26.0 million to meet future 2011 customer orders; and (c) the $5.8 million increase in finished product inventories (which includes an increase of $0.3 million related to AN0C).

2.	Increase in cash and cash equivalents of $9.2 million, which can be attributed to the proceeds from the February 2011 equity financing and collection of accounts receivable.
3.	Increase in prepaid expenses of $7.6 million, which was driven by prepayments for AN0C production to contracted OEM bottlers.

These were partially offset by

4.	Decrease of $15.8 million accounts receivable due to the collection of cash in the first six months of 2011, which related to sales in the fourth quarter of 2010 as well as well as new sales in 2011.
5.	Decrease in taxes recoverable of $1.3 million.

The decrease in the fixed and other long term assets of $4.1 million was due primarily to amortization and the depreciation of the Canadian dollar against the RMB. This was partially offset by some additions to property, plant and equipment.

Current liabilities decreased by $14.3 million as at June 30, 2011 in comparison to December 31, 2010, driven by a net decrease in short term loans of approximately $19.0 million and a decrease in interest payable of $0.3 million. This was partially offset by the increase of accounts payable of $5.0 million.

Long term liabilities decreased by $6.2 million due to the reduction of the related party loan which was repaid with the cash collected from the accounts receivable, as well as the decrease in the deferred income tax

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

liability.

Shareholders’ equity increased by $39.6 million due to a) the issuance of common shares for the equity financing and stock based compensation of $55.3 million b) the decrease in accumulated other comprehensive income of $1.8 million, c) an increase in deficit of $18.3 million, and d) an increase in non-controlling interests of $4.4 million.

China Lines of Credit and Short Term Loans

As at June 30, 2011, the Company had the following short term loans balances in China to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate	Lender
			per annum

$14,920,028	100,000,000	July 27, 2011	6.34%	Bank of Communication
2,536,404	17,000,000	July 29, 2011	6.31%	Agricultural Bank of China
2,984,006	20,000,000	August 5, 2011	6.94%	CITIC Bank
14,920,028	100,000,000	August 25, 2011	6.34%	Bank of Communication
2,984,006	20,000,000	August 30, 2011	6.31%	Agricultural Bank of China
2,984,006	20,000,000	September 14, 2011	6.94%	CITIC Bank
1,492,003	10,000,000	September 28, 2011	6.31%	Agricultural Bank of China
1,492,003	10,000,000	October 18, 2011	6.31%	Agricultural Bank of China
447,601	3,000,000	October 27, 2011	6.44%	Agricultural Bank of China
4,476,009	30,000,000	October 28, 2011	6.44%	Agricultural Bank of China
2,984,006	20,000,000	December 17, 2011	6.06%	Construction Bank of China
4,476,009	30,000,000	December 23, 2011	6.06%	Construction Bank of China
8,952,017	60,000,000	June 9, 2012	6.81%	Agricultural Bank of China
2,984,006	20,000,000	June 16, 2012	6.81%	Agricultural Bank of China
11,936,023	80,000,000	June 20, 2012	6.81%	Agricultural Bank of China

$80,568,155	540,000,000

During the period ended June 30, 2011 the Company repaid loans totaling $17,928,000 CAD (120,000,000 RMB). The loans were held by the Bank of Construction in China and the CITIC Bank and had interest rates ranging from 5.31% 6.67% per annum. The short term loan and bank loans do not have any attached covenants.

On July 29, 2011 the Company renewed a short term loan of $2,519,400 ($17,000,000 RMB) from the Agricultural bank of China. This loan bears a floating interest rate of the 7.08% as announced by the People’s Bank of China.

During the second quarter and subsequent to the quarter, the Company decided to consolidate and restructure its outstanding short term debt and has repaid a portion of the short term loans outstanding (see below) in order to reduce its interest costs. The Company plans to utilize a portion of the RMB 1 billion credit facility which was a commitment included in the key agreement signed with the Fengyang County Government and the Chuzhou City Government in June 2011 as required. The credit line is expected to have interest rates

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

discounted to market rates, as well as longer term maturities which are expected to reduce the company’s interest expense on comparable short term loans that it had recently paid down. GLG is currently completing the application process, and expects that the first half of the funds will be available for drawdown before the end of September 2011.

On July 27, 2011 the Company repaid a loan totaling $14,700,000 CAD ($100,000,000 RMB). The loan was held by the Bank of Communication in China at an interest rate of 6.34% per annum. On August 5, 2011, the Company repaid a second short term loan totaling $3,056,000 CAD ($20,000,000 RMB). The loan was held by the CITIC Bank in China at an interest rate of 6.94% per annum.

The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans. Land of two subsidiaries has also been used as collateral for the above facilities.

Financial and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents and restricted cash, classified as “held-for-trading”, accounts receivable and certain other assets that are financial instruments, classified as “loans and receivables”, and short term loans, accounts payable, interest payable, advance from customer, due to related party, and non current bank loan, classified as “other financial liabilities”. The Company currently does not have any hedge instruments.

As at June 30, 2011, the Company recorded cash and cash equivalents at fair value. Recorded amounts for accounts receivable, accounts payable and accrued liabilities, short term loans, interest payable, advances from customers, and due to related party approximate their fair values due to the short-term nature of these instruments.

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions. Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

The Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers. However, the Company believes that it does not require collateral to support the carrying value of these financial instruments. The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis. Based on default rates on customers with receivable balances at March 31, 2011, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates. The Company conducts its business primarily in US dollars, RMB, Canadian dollars and Hong Kong dollars. The Company is exposed to currency risk as the functional currency of its subsidiaries is other than Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB. The RMB is not a freely convertible currency. Many foreign currency exchange transactions involving RMB, including

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange. Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates. The Company cannot predict nor give any assurance of its future stability. Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits. The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations. The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date.

As of June 30, 2011, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1.3 million (2010 – $1.2 million.

The Company’s US operations and Canadian operations are primarily exposed to exchange rate changes between the US dollar and the Canadian dollar. The Company’s primary US dollar exposure in Canada relates to the revaluation into Canadian dollars of its US dollar denominated working capital.

As of June 30, 2011, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against US dollar would have an effect on net income of approximately $0.1 million (2010 $7 thousand).

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short term investments, available lines of credit in China and possible issuance of new equity or debt instruments.

The Company is dependent on obtaining regular financings in order to continue its expansion programs and repay amounts due under current short term loans. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings on terms acceptable to the Company.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, restricted cash, short term bank loans, and due to related party at June 30, 2011. The interest rates on these financial instruments fluctuate based on the bank prime rate. As at June 30, 2011 with other variables unchanged, a 100-basis point change in the bank prime rate would have a net effect of approximately $481,025 (2010 – $774,649) on net income (loss).

Contractual Obligations

(a)

The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The current lease expires in 2011, and the annual minimum lease payments are approximately $149,200 (RMB 1,000,000).

(b)

The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of $117,900 (RMB 790,000) is paid every 10 years.

(c)	The Company entered into a 5-year agreement for office premises beginning June 1, 2011. The annual

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

minimum lease payments are approximately $142,000. The total remaining lease payments for head office premises in 2011 are expected to be $69,428.
(d)

The Company entered into a 2-year agreement for office premises beginning April 2011, located in the Anhui Province of China. The annual minimum lease payments are approximately $173,500 (RMB 1,163,216) per year. The total lease payments remaining in 2011 are expected to be $86,800 (RMB 581,608).

(e)

The Company entered into various one year lease agreements for regional sales offices, throughout China. The annual minimum lease payments are approximately $415,000 (RMB 2,781,366) per year. The total payments remaining in 2011 are expected to be $207,500 (RMB 1,390,683).

(f)	The Company entered into various marketing and promotional short term contracts to support the consumer business promotional campaigns. The total payments remaining in 2011 are $695,000.

The minimum operating lease cash payments related to the above are summarized as follows:

In thousands Canadian $	2011	2012	2013	2014	2015	Thereafter	Total
Operating Leases	$1,208	$454	$187	$147	$148	$298	$2,442

(g)

In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of $57,858,000 (US$60,000,000) over the course of the 20-year agreement to retain its exclusive rights. As of June 30, 2011, the Company has not made any investment in the region.

Capital Structure

Outstanding Share Data as at August 15, 2011

In thousands Canadian $	30-Jun-11	31-Dec-10
Cash and Cash Equivalents	$32,986	$23,817
Working Capital	$44,485	$6,999
Total Assets	$300,492	$281,407
Total Liabilities	$108,902	$129,399
Loan Payable (<1 year)	$81,088	$100,131
Loan Payable (>1 year)	$0	$0
Total Equity	$187,222	$152,004

Subsequent to June 30, 2011, 10,250 stock options were forfeited.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Transactions with Related Parties

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has agreements with Grand Leaf Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services. These Companies are related as they are owned by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at June 30, 2011 are as follows:

a)

During the six months ended June 30, 2011, the Company paid or accrued consulting fees totaling $254,502 (June 30, 2010 $153,255) for the services provided by Grand Leaf. As at June 30, 2011, there was nil (December 31, 2010 $367,148) payable to Grand Leaf.

b)

During the six months ended June 30, 2011 the Company paid or accrued consulting fees of nil (June 30, 2010 $84,290) and $34,786 (June 30, 2010 $31,027) to PALCO and AAFAB respectively. As at June 30, 2011 and December 31, 2010 there was nil payable to both PALCO and AAFAB.

c)

During the six months ended June 30, 2011, the Company paid or accrued consulting fees totaling $22,383 (June 30, 2010 $33,648) to BISM. As at June 30, 2011 and December 31, 2010 there was nil payable to BISM.

d)

During the six months ended June 30, 2011, the Company paid or accrued management fees totaling $200,000 (June 30, 2010 $200,000) to GLG International. As at June 30, 2011 there was $200,000 (December 31, 2010 $400,000) included in accounts payable to GLG International.

During the year ended December 31, 2010, the Company obtained a US $100,000 loan from a company controlled by a director of the Company. The loan bore interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum and matured June 9, 2011. This loan was repaid with interest in the six months ended June 30, 2011.

During the year ended December 31, 2009, the Company obtained loans totaling US $6,892,000 from the Company’s Chairman and Chief Executive Officer (Lender). The loans bore interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum. The Company used the loan proceeds for corporate working capital purposes and to fund the required initial investment in the Runhao subsidiary in China.

The Company also obtained two new loans from the Lender in the amounts of US $1,500,000 and $700,000 respectively. The loans bore interest at the US dollar prime rate posted by the Bank of Canada plus 4% per annum and had maturity dates of December 1, 2012 and December 23, 2012.

In the six months ended June 30, 2011, these related party loans and the related interest payments were repaid in full.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Market and Key Markets Outlook

China

China’s Economy Performance to Date and Outlook

In the first half of 2011, volatile international environment coupled with domestic economic challenges pushed the Central Party Committee and the State Council to tighten fiscal and monetary policies in order to slow down the growth of the China’s economy to a more sustainable level. Since October 2010, the People's Bank of China has raised interest rates five times and banks' required reserve ratio nine times to rein in inflation. With inflation still at a high level, the People’s Bank of China may continue to raise interest rates or hike the banks' required reserve ratios in the second half of 2011.

According to preliminary estimates by the National Bureau of Statistics of China, China’s gross domestic product (GDP) grew 9.6% year-on-year. The growth in the first quarter was 9.7%, and 9.5% in the second quarter. The gross domestic product of the second quarter of 2011 went up by 2.2% over the first quarter of 2011.

Urban and rural residents’ income increased steadily with a higher growth for rural residents. In the first half of this year, the per capita total income of urban households was 12,076 yuan, with per capita disposable income of 11,041 yuan, a year-on-year growth of 13.2%, or a real growth of 7.6% after adjusting for inflation. The per capita cash income of rural population was 3,706 yuan, up by 20.4% year-on-year, or 13.7% growth in real terms. The rural wage income growth was 20.1%. GLG and AN0C has worked closely with the Chuzhou City Government and the Fengyang County Government to develop the AN0C business, which has become a role model for how a rural agriculturally based economy can build a value added industry around an agriculture crop, like stevia.

Agricultural production grew steadily, with a good harvest from summer grain production. The total output of summer grain increased 2.5% year-on-year. In the first half of this year, the total output of pork, beef, mutton and poultry showed a slight year-on-year growth of 0.2%. Industrial production realized a steady growth with further improved economic efficiency. In the first half of this year, the total value added of the industrial enterprises above increased by 14.3% year-on-year. Share-holding enterprises grew by 16.1%, outperforming the value added growth of the state-owned and state holding enterprises (+10.7%) and collective enterprises (+ 9.6%). The growth in eastern, central and western regions was up by 12.4%, 17.8% and 17.3% respectively. Sales in domestic markets enjoyed a steady growth. In the first half of this year, the total retail sales of consumer goods reached 8.6 trillion yuan, a year-on-year rise of 16.8%., with the retail sales in urban areas reaching 7.4 trillion yuan, up by 16.9%, and the retail sales in rural areas achieving 1.1 trillion yuan, up by 16.2%. According to a recent report published by Chinese Academy of Social Sciences (CASS) in early August, urban middle class reached over 230 million people, or 37% of the urban population in 2009. CASS forecasts that the middle class could make up over 50% of the urban population by 2023. History has shown that as income grows, quality and convenience will become the dominant theme in the food and beverage markets. As consumers will try to maintain a balanced and healthy lifestyle, AN0C products will be at the leading edge of this trend.

According to the 12th Five-Year Plan, the performance of government officials would be evaluated by a comprehensive criterion which gives higher weight to improving people’s living standards, instead of blindly

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

chasing GDP growth. About 170 million people have moved to Chinese cities from the country’s rural areas over the last 10 years, according to figures released by CASS in 2010. Over the next 20 years, another 360 million people are expected to move from the countryside to cities in China. China’s State Information Center reported at the end of June that it expects China’s GDP to grow by 9.3% in 2011. CPI is forecasted to increase 4.9% this year, with foodstuff seeing the highest increases surging double-digits percent points. This can be seen in the food and beverage industry’s input costs, for example, sugar prices in China increasing 33% in the second quarter 2011 compared with the second quarter last year. AN0C can leverage the fact that it uses stevia as an all-natural zero-calorie sweetener instead of sugar. With June’s inflation rate at a three-year high of 6.4%, and July expected to see CPI continue to increase, China’s economic priority seems to be the stabilization of overall price level balanced with steady economic development.

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Zero or reduced calorie consumer products - The Company announced the AN0CTM joint venture in December 2010 and has launched the first six AN0CTM beverage products in late March 2011. AN0C is expected to contribute material new revenues in 2011 (see AN0C revenue outlook section for details). China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20171 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China’s food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population and wealth continues to increase.

(2) Industrial sales of stevia extract for use by the food and beverage Industry- China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar supply. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion and in 2010 the shortfall was 3 million metric tons of sugar. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

2011 China Sugar Market Update – On August 5th, 2011 the China Sugar Reserve auctioned 200,000 metric tonnes of sugar from state reserves that fetched a new record average price of about CNY7,731 (US$1,202) per metric tonne, according to Dow Jones. The highest price at the auction, which is open to food companies, was CNY7,860/tonne while the lowest was CNY7,610/tonne. So far, the government has sold 1.5 million tonnes from reserves this year, Dow Jones Newswires calculations showed. Sugar prices are scaling new highs in China due to a decline in domestic output and strong demand in the busy consumption season. More crude sugar is expected to arrive at ports, which will be refined to replenish state reserves. China will likely sell more from reserves in the next two months to ensure market supply and stabilize prices. The China Sugar Association said earlier that China will face a supply deficit of around 2 million tonnes this year.

[1]	Freedonia Beverage Containers in China Report, May 1, 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

As a result, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in the diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve (“CSR”) a blend of sugar and stevia to reduce calories by 67% relative to traditional natural sugar-based sweeteners for use in food and beverage products in China. We believe that the blended sugar/stevia approach to sweeteners in China offers the following advantages:

A.	stevia is more agriculturally efficient compared with sugar as it requires approximately 1/12th the land to grow;
B.	stevia provides higher income to farmers than other crops (approximately two to three times).
C.	we believe that a sugar/stevia blend (“Low Calorie Sugar”) is a healthier sweetener, with one-third the calories of sugar while providing a similar taste and mouth feel sugar. We believe that the use of Low Calorie Sugar will help to address the growing concerns over obesity and diabetes rates in China; and
D.	Low Calorie Sugar requires sixty-seven percent less sugar to produce, so the blend helps to address the growing sugar shortage issue.

China Beverage Industry Outlook2
According to a Euromonitor report in February, China’s soft drinks market has an expected CAGR of 9.5% for the period of 2010-2015, with 2011 volume growth expected at almost 11% year-over-year. However, research analysts have reported that volume and sales growth in the Chinese beverage industry in 2Q 2011 may be lower than expected due to the more moderate temperatures and later summer compared to 2010. Consumers’ increasing concerns regarding health, and manufacturers’ efforts in terms of product segmentation will result in certain beverage categories having higher growth rates. For example, RTD tea, which is regarded as the healthiest soft drink type (even healthier than fruit or vegetable juice, because of the low sugar content), is expected to see the strongest growth at almost 20% compared with 2010. The soft drinks market is seeing intense competition among both domestic companies and multinational beverage corporations. However, rather than competing on price and through discounting, manufacturers are expected to compete through new product launches and creative marketing methods in order to maintain profit margins. New product launches keep brands fresh, draw consumer attention, and help manufacturers increase awareness and stimulate sales growth. Brand image is also becoming an increasingly important factor, as consumers become more sophisticated and disposable incomes rise. Manufacturers are expected to continue to invest in raising the profile of their brands.

A research report published by BNP at the end of July that commented on Tingyi Holdings (owns Master Kong brand) highlighted that the weather in China in 2Q 2011 was more moderate and did not have an early summer. RTD tea is one of the categories that is affected by seasonality, with its peak selling season falling in the summer and early fall of each year. Another research report, published by Citi, also commented that the unfavourable weather may impact the sales growth of Tingyi Holdings and Uni-President China in the second quarter of 2011.

Healthier beverages and food is the one trend that is common throughout China, from consumers in East China who typically have higher incomes and more exposure to foreign markets, to consumers in Southwest China

[2]	Euromonitor, Soft Drinks – China Report, February 2011

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

who have a longstanding habit of tea drinking, to consumers in Northeast China, where in large cities such as Beijing consumers are increasingly buying in convenience stores and are prepared to pay the higher prices in these outlets. According to Euromonitor, sales growth of traditional carbonates has slowed because of its unhealthy image. Manufacturers have emphasized more on the functional or healthy features of their products, such as low sugar, low calorie content, added vitamins or being free of additives. Further market segmentation of soft drinks is expected to meet the specific demands of different consumers. For example, the concept of “natural” or sugar-free is likely to attract more attention from consumers who are looking for healthier drinks. AN0CTM is the only nationally distributed brand in China with all naturally sweetened zero-calorie products. In 2011, AN0CTM will launch a total of 32 SKUs across six traditional beverage categories and in two functional beverage categories.

Although the soft drinks market is forecasted to grow almost 11% in 2011, the rise in the CPI so far in 2011 has led to a significant increase in the costs of raw materials and labour. As a result, manufacturers’ profit margins are under pressure. Due to the intense nature of competition within the industry, manufacturers have been very cautious about increasing prices. Instead, changes to packaging have been used to relieve the cost pressure. One packaging trend has been the use of less plastic (PET chip costs have increased over 34% in the second quarter of 2011 compared with the second quarter of 2010), which reduces the cost of the bottles. However, many products are “me-too” products that have similar packaging designs that make it hard for consumers to differentiate between products. AN0CTM products have a unique value preposition, being the only nationally distributed all-natural zero-calorie beverages that taste great. Another trend is the introduction of new slimmer and taller packaging, which effectively reduces the size of the bottle and indirectly raises prices. AN0CTM recently launched new custom branded bottles to better differentiate from other competitors products, but still kept the original 500ml size.

The focus on the AN0CTM brand from an overall brand concept perspective, rather than on a product basis, means that we are able to leverage brand recognition across all our product lines. Consumers are becoming aware that AN0C stands for a line of “naturally sweetened, zero calorie” beverage products that are better for you. From the beginning, AN0C’s goal was to be the number one all-natural zero calorie beverage and food brand in China, and AN0C management knew that national distribution for these products was a fundamental requirement that needed to be achieved as quickly as possible. Early on, AN0C was able to secure national distributors such as Walmart, Carrefour, Metro and Tesco to carry its products. According to Euromonitor, cooperating with large-scale retailers, such as Wal-Mart and Carrefour, to develop modern sales channels has become one of the key factors of successful distribution in China. Euromonitor reported that the sales share of different retail channels is gradually changing, as supermarkets and hypermarkets become more popular. Consumption habits are changing, with some consumers believing that products sold at supermarkets are safer and also cheaper than in other channels.

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company signed a number of these distribution agreements in 2010 for South America, Australia, New Zealand, Mexico, the US, India and the Middle East. These distribution agreements are expected to contribute to stevia revenues outside of China in 2011. The number of agreements has increased during the first half of 2011 with agreements being signed with M. Cassab for Brazil and Argentina and International Flavour and Fragrances. A new sales focus has also been established in Europe to capitalize on the additional

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

opportunities in the EMEA region in advance of an expected positive regulatory ruling in the EU and India 2011. The Company continues to see global demand for stevia extracts to be used either in a zero application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company is currently in discussions with other distributors to further its 2011 business development goals, which are expected to be announced throughout the balance of 2011 for the US, China, Europe, Africa and other Asian markets.

Business Outlook Summary

1.

World sugar prices were close to 30 year record high prices at the start of 2011 (approximately $700 per tonne) and have remained in the range $600 to $800 per tonne for the past six months. We believe that in the long term, sugar prices will remain high in the future driven by supply shortages and material increases in demand.

2.	Shortages for sugar are now occurring in some key markets such as China, resulting in higher ingredient prices that food and beverage companies will need to pay.
3.

Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions. We are now seeing government policy in China starting to come into place such as the Capital Municipal Health Bureau in Beijing that will be focusing on decreasing student obesity rates through a variety of new initiatives including ensuring healthier foods and drinks to be served in schools.

4.	New markets for stevia are expected to open up in late 2011, including the European Union and India.
5.	We are seeing a slower rate of product launches in North America than we originally expected.
6.	We are seeing a slower rate of product launches in Mexico, Central and South America than we originally expected in 2011.
7.	We expect that our focus on China and surrounding Asian markets will lead to higher rates of growth than in North America and the EU.

GLG has successfully demonstrated in 2010 that a stevia/sugar blend not only meets the tastes requirement for sweeteners, but also is now more cost effective than sugar. AN0CTM’s products also are expected to demonstrate consumer products can be sweetened with stevia in both a zero calorie and reduced calorie variety while providing a similar taste to fully sugar sweetened products in the Chinese market in 2011.

As a result of these key trends and issues, the Company sees long term growth ahead for its products. The Company further expects the majority of its revenue growth to come from China in 2011. We expect that other markets will move slower in 2011 than we originally expected, however our success with our consumer products in China is starting to positively influence the other markets where we operate. A key new initiative that we expect will increase the speed at which food and beverage customers will launch products is the newly created AN0C Stevia Solutions Company. Through this new company, we will be providing turn-key formulations for our beverage and food products that are being launched by AN0C in China. We are already working on opportunities in India and the Middle East and we expect to further increase activities in the other markets that we currently serve.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

2011 Outlook

GLG financial guidance for 2011 includes both its stevia sweetener business as well as its new consumer products business (AN0CTM). This is a pivotal year for the Company as it launches its consumer products joint venture AN0CTM.

The Company's guidance for 2011 prepared in accordance with US GAAP is as follows:

$Canadian Millions	Lower End	Upper End

Revenue	$130	$170

Earnings Before Interest Tax & Depreciation (EBITDA)[1]	$9	$18

Capital Expenditures (CAPEX)	$5	$10

A breakdown of 2011 guidance by the Company’s two main business segments (stevia sweeteners and consumer products) is as follows:

$Canadian Millions	Lower End	Upper End

Stevia Revenue	$60	$70

AN0C Revenue[2]	$70	$100

Stevia EBITDA	$19	$23

AN0C EBITDA[3]	($10)	($5)

Stevia CAPEX	$5	$10

AN0C CAPEX	$0	$0

1.	EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes:
	(1)	depreciation and amortization expense as reported on the cash flow statement,
	(2)	other income (expenses),
	(3)	stock-based compensation expense, and
	(4)	non-controlling interest. This might not be the same definition used by other companies.
2.	At 100% Consolidation
3.	At 80% Consolidation to reflect 20% minority interest in joint venture

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

Stevia Revenue Forecast

The Company has achieved a $7 million order to its Chinese Partner related to the China Sugar Reserve opportunity in the second quarter, which represents 18% of the original CSR sales forecast for 2011. GLG’s partner FXY is on schedule to complete the first 10,000 metric tonnes Healthy Sugar production line at the end of September 2011. Completion of this expansion is an important milestone in moving the Healthy Sugar opportunity forward with the CSR in order to demonstrate the production capabilities. The Company will know definitively the timing on the next delivery to FXY once those facilities have been approved by the CSR. The Company’s confidence in the project remains high for the following reasons;

1.	Talks with CSR have indicated their strong interest in moving this project forward.
2.	FXY took material much earlier in 2011 than we originally expected for the CSR project.
3.	China’s sugar prices remain high and the shortage of sugar in China has continued in 2011
4.	The success of the AN0C consumer products is starting to have the desired effect of increasing interest in sweetening food and beverage in China with stevia.
5.	China’s media are putting out more and more articles about the dangers of consuming too much sugar.
6.	Policies such as the one by Municipal Capital Health Bureau targeting healthier foods and beverages in Beijing schools to reduce childhood obesity.

Markets outside of China including the US, Mexico, South America, and Australia have been active with customer projects, however, the time that it is taking to convert projects into launched products is taking longer than originally anticipated. Therefore, distributors are taking longer to work through product inventories delivered in the fourth quarter of 2010, and we are decreasing our revenue expectations in 2011 from those customers as a result. A key to increased second half 2011 revenue generation will be the products and solutions of AN0C Stevia Solutions which was announced on July 26th. We are seeing interest from a number of existing customers and international companies as they look to overcome some of the traditional challenges in formulating with stevia. We expect AN0C Stevia Solutions to accelerate stevia sales going forward as they can offer significant advantages to a company looking to formulate good tasting beverage and food products.

Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric tonne and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year.

As of August 15th, we have seen (1) sugar prices fluctuate throughout 2011 between $600 per metric ton to $800 per tonne, (2) a decline in the RMB to USD exchange of 1.9% and, (3) the Canadian Dollar has risen above the USD by approximately 3%. We will continue to monitor these critical assumptions for the balance of the year.

Stevia EBITDA Forecast

The stevia business is expected to generate $19 to $23 million of EBITDA in 2011 driven by the reduced revenue forecast for 2011. EBITDA margins are expected to improve in the last half of 2011 with the expected introduction of Huinong 2 (“H2”) special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011. Also, as approximately 75% of the projected revenues are expected to be generated in China, any future appreciation

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

of the RMB against the USD will have a much lower impact on GLG’s projected EBITDA. As of August 15th, we can confirm (1) our expectations that 100% of this year’s stevia harvest is expected to come from our Huinong 2 seed variety which is critical to our assumption on decreasing production costs starting late Q3 2011 and (2) the majority of revenues are expected to be generated within China in 2011. Inflation in China has impacted our salary costs in our stevia business which has resulted in higher G&A costs incurred to date and we anticipate those costs to be higher than forecast for the balance of 2011.

Capex Forecast

The Company is expected to incur some maintenance capital expenditures for its four stevia processing facilities in China and does not expect to increase capacity in 2011 based on the stevia revenue forecast for the year. The current revenue generating capacity of its four facilities is between $250 and $300 million per annum. As of August 15th, we do not see any change to the outlook for capex.

AN0CTM Revenue Forecast

With the success of our RTD tea products following only three months of sales, we plan to roll out 32 SKU’s across six major beverage categories plus functional (health) products. We will be expanding the addressable markets that we originally planned to enter with 12 SKU’s with an estimated market value of $6 billion to 32 SKU’s with an estimated market value of over $21 billion. Management expects to see increased sales of our RTD tea products in the remaining two quarters of 2011 and expects our new product launches will perform as well as our RTD teas have, to date. Management also expects that the revenue opportunity to still be in the original range that we communicated in January of 2011 ($70 to $100 million).

The AN0CTM revenue forecast assumes the launch of 32 beverage product SKU’s across six major categories of beverages, including ready to drink tea, carbonated soft drinks, juice milk, children’s beverage products, vitamin enriched water and herbal teas, and two categories of functional drinks, anti-aging and detoxification. This product launch plan has been increased significantly from the original plan of 12 SKU’s. The launch of the products in the major beverage categories is planned to occur on or before September 30th, 2011, and the functional drinks launch on or before October 31, 2011. The other critical assumptions on achieving the revenue forecast is the expectation that the new products sell as well as the RTD teas have sold. The Company plans to leverage its existing brand equity investment as well as its distribution channels and sales staff to launch these products more quickly into the market. This plan assumes that over 50% of sales will be in the fourth quarter of 2011.

AN0C’s pricing policy is to maintain a 10% to 15% premium over the leading national RTD tea brands. With the success of the RTD tea launches and the onset of the busy summer peak season, AN0C expects retail pricing to realign with its pricing policy.

Other key assumptions for the revenue forecast include the Company’s expectation that the China food and beverage market will grow 20% in 2011 and that the Company will be able to launch its products in China nationwide, covering both major and regional cities in most provinces. Research analysts have raised concerns that volume and sales growth in the Chinese beverage industry may be lower than expected due to the more moderate temperatures and later summer compared to 2010. Our newly re-launched RTD teas with new bottles, packaging and an improved taste are already in 41 major cities across China. The company

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

has also introduced its new Vitamin enhanced water in the 41 major cities. The newly re-launched RTD teas will reach 300 cities during the third quarter.

AN0CTM EBITDA Forecast

The Company is revising AN0C’s expected EBITDA for 2011 to negative $10 million on $70 million of sales and negative $5 million on $100 million of sales. This decrease in EBITDA is driven by two factors: (1) lower gross margin of 10% percentage points and (2) higher forecast advertising expenditures. As communicated in the first quarter MD&A, we warned of the possible impact of higher operating costs due to China’s inflation and also the possibility of higher than originally forecasted advertising expenditures. China’s consumer price index rose 5.3% in the first half of 2011. Input costs such as PET chips for AN0C’s bottling costs and fuel and transportation costs have been higher than originally planned, and have impacted our product gross margins. AN0C’s first priority for the development of the AN0CTM business is to take a leading position in the marketplace and to build the number one brand for consumer products in the all natural, zero calorie food and beverage sector. This was the most important objective for AN0CTM in 2011, rather than EBITDA generation. It was determined during the second quarter that AN0C would need to increase the level of television advertising to create the base level of consumer awareness of this new company and its products. AN0C was successful in building its brand and increasing its brand awareness with the advertising and promotional investments in the second quarter and as a result of these successful efforts, AN0C’s advertising & promotions expenses for the second half of 2011 are not expected to continue at such a high level. AN0C also plans to target its 10% to 15% premium pricing policy following the successful launch of its RTD teas as the consumers in China perceive them of a higher quality than comparable national brands on the market that are sugar sweetened. The forecast assumes the gross margin on its RTD tea beverages will average 20% gross margin for the balance of 2011.

International Financial Reporting Standards ("IFRS")

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as GLG, to file with Canadian securities regulators financial statements prepared in accordance with US GAAP. As such, the Company began reporting under U.S. GAAP beginning January 1, 2011.

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for US issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Disclosure Controls and Internal Controls over Financial Reporting

The Company did not make any significant changes in internal controls over financial reporting during the most recent period ended June 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information relating to the Company, including its consolidated subsidiaries, is made known to senior management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, is also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and the requirements of the Securities and Exchange Commission in the United States, as applicable.

A summary of the Company’s regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 45 and page 46 of the Company’s MD&A for the three and twelve months ended December 31, 2010.

It should be noted that while the officers of the Company have certified the Company’s period-end filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to the Company’s Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects. A prospective investor should carefully consider the risk factors set out below and consult with his, hers or its investment and professional advisors before making an investment decision. There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects. In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below. The Company has been structured to minimize these risks as best possible. More details about the following risk factors can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com.

  Intellectual Property Infringement
  Product Liability Costs
  Manufacturing Risk
  Inventory Risk
  Customer Concentration Risk
  Competition
  Government Regulations

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2011

  Consumer Perception of Products
  Changing Consumer Preferences
  Market Acceptance
  Dependence on Key Personnel
  Volatility of Share Prices

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China. More details about the following risk factors can be found in the Company’s Annual Information Form.

  Government Involvement
  Changes in the Laws and Regulations in the People’s
  Republic of China
  The Chinese Legal and Accounting System
  Currency Controls
  Additional Compliance Costs in the People’s Republic of China
  Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China
  Capital Outflow Policies in the People’s Republic of China
  Jurisdictional and Enforcement Issues Political System in the People’s Republic of China

Additional Information

Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).